EXHIBIT (a)(5)

             [The following will be delivered by electronic mail.]

To All Affymetrix Employees:

As you know, on March 7, 2002, we announced an offer to exchange your currently outstanding options (vested and unvested) under the Company's stock incentive plans for new options that will be granted no earlier than six months and one day from the date of cancellation of the existing options. The offer was scheduled to expire on Friday, April 5, 2002.

We are pleased to inform you that we have decided to extend the expiration date of the offer to Friday, April 12, 2002.

If you choose to participate, you will need to return a completed Letter of Transmittal (included in the original packet of materials delivered to you) to your Human Resources representative for the offer no later than 5:00 p.m., Pacific Time, on Friday, April 12, 2002. If you previously returned your Letter of Transmittal (or return your Letter of Transmittal next week) but change your mind and no longer wish to participate in the exchange offer, you may withdraw by delivering a Notice of Withdrawal by 5:00 p.m., Pacific Time, on Friday, April 12, 2002. If you previously returned your Letter of Transmittal and still wish to participate in the exchange offer, you do not need to do anything at this time.

THE OFFER IS BEING MADE UNDER THE TERMS AND SUBJECT TO THE CONDITIONS OF AN OFFER TO EXCHANGE AND RELATED DOCUMENTS, COPIES OF WHICH HAVE BEEN DELIVERED TO THE EMPLOYEES OF AFFYMETRIX. WE ENCOURAGE YOU TO REVIEW THE MATERIAL IN DETAIL AND TO CONSIDER YOUR DECISION CAREFULLY BEFORE YOU DECIDE TO TENDER ANY OF YOUR OPTIONS.

The options will be accepted for cancellation promptly after the new expiration date of the offer, and the new options will not be granted until at least six months and one day thereafter. Therefore, we expect that the grant date of the new options will be between October 16 and November 15, 2002.

If you have questions relating to the offer, please contact your Human Resources representative for the offer.